na, 36

SE 11016309 OMMISSION

SEC
Mail Processing
Section

FEB 23 2011

Washington, DC
105

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| SEC FILE NUMBER |
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| 8- 33712 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Maxwell Simon, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**708 South 3rd Street, Suite 400E**
(No. and Street)

| **Minneapolis** | **MN** | **55415** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Ron Goodmanson** **612-805-0556**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Mayer Hoffman McCann P.C.**
(Name - *if individual, state last, first, middle name*)

| **222 South 9th Street, Suite 1000** | **Minneapolis** | **MN** | **55402** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

3/4

# OATH OR AFFIRMATION

I, Ron Goodmanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Simon, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that ~~neither the~~ company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

CEO

Title

Notary Public

MONICA T. EKBERG
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MAXWELL SIMON, INC

## FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

**MAXWELL SIMON, INC**

We have audited the statements of financial condition of as of December 31, 2010 and 2009 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Maxwell Simon, Inc. as of December 31, 2010 and 2009 in conformity with generally accepted accounting principles in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 21, 2011

# MAXWELL SIMON, INC

## STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **ASSETS** | | |
| ASSETS | | |
| Cash | $ 188,806 | $ 148,479 |
| Clearing deposit | 59,410 | 78,044 |
| PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation (2010, $9,000: 2009, $3,600) | 14,735 | 18,751 |
| OTHER ASSETS | 1,400 | 1,900 |
| TOTAL ASSETS | $ 264,351 | $ 247,174 |
| **LIABILITIES** | | |
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ 5,710 | $ 16,371 |
| TOTAL LIABILITIES | 5,710 | 16,371 |
| **STOCKHOLDER'S EQUITY** | | |
| CAPITAL CONTRIBUTED | | |
| Common stock, $.01 par value, 1,000,000 shares authorized, 100 shares issued and outstanding | 1 | 1 |
| Additional paid-in capital | 1,216,663 | 991,663 |
| TOTAL CAPITAL CONTRIBUTED | 1,216,664 | 991,664 |
| RETAINED EARNINGS (DEFICIT) | (958,023) | (760,861) |
| TOTAL STOCKHOLDER'S EQUITY | 258,641 | 230,803 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 264,351 | $ 247,174 |

See Notes to Financial Statements

## (1) Nature of business and significant accounting policies

**Nature of business** - Maxwell Simon, Inc. (the Company) is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

Maxwell Simon, Inc., a registered securities broker-dealer, is a wholly owned subsidiary of MSRJG Holdings, LLC.

The Company primarily acts as an introducing broker and dealer of securities who clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer. This clearing firm carries all the customers' accounts and maintains the related records.

**Cash and cash equivalents** - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

**Use of estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

**Off-balance-sheet credit and market risk** - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

## ( 1 ) Nature of business and significant accounting policies (continued)

**Property and equipment** – Property and equipment consists primarily of furniture, equipment and leasehold improvements. These assets are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of property and equipment is depreciated on a straight-line basis over the estimated useful lives of five to seven years. Total depreciation expense was $5,400 and $5,400 for the years ended December 31, 2010 and 2009, respectively.

**Income taxes** - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

**Securities transactions** - Commission income and related expenses for security transactions are recognized on the settlement date basis. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions.

**Recently issued pronouncements:**

**Subsequent events policy** - Subsequent events have been evaluated through February 21, 2011 which is the date the financial statements were issued.

## ( 2 ) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2010, the Company's net capital of $242,506 was $142,506 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .024 to 1.

## (3) Line of credit

On November 28, 2007 the Company obtained a letter of credit as security for certain facility construction costs relating to the lease for its operating facilities. No amounts had been drawn upon the letter of credit as of December 31, 2010.

## (4) Income tax expense

The components of the provision for federal and state income taxes are as follows:

| | Years Ended December 31, 2010 | Years Ended December 31, 2009 |
|---|---|---|
| Current income taxes | | |
| Federal income taxes | $ (54,000) | $ (54,000) |
| State and local income taxes | (19,000) | (19,000) |
| Total current income tax expense | (73,000) | (73,000) |
| Deferred income taxes | | |
| Change in deferred tax valuation allowance | 73,000 | 73,000 |
| Total deferred income tax expense | 73,000 | 73,000 |
| Total income tax expense | $ - | $ - |
| Deferred tax asset | $ 327,000 | $ 254,000 |
| Valuation allowance | (327,000) | (254,000) |
| Net deferred tax asset | $ - | $ - |

On January 1, 2009, the Company adopted new accounting guidance on accounting for uncertainty in income taxes. The Company reviews and assesses its tax positions for ones taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not the tax positions would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for fiscal years ended December 31, 2007, 2008, and 2009 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended December 31, 2006 through 2009 remain subject to examination by state and local tax authorities.

The Company has a federal and state net operating loss carryforwards of $190,000 and $64,000, respectively, which begin to expire in 2023.

( 5 ) **Customer transactions**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

( 6 ) **Operating leases**

The Company leases its office under a 63 month operating lease.

The lease requires base monthly lease payments ranging from $4,367 to $4,747 over the lease term to March 31, 2013. In addition, the Company is required to pay common area charges.

The Company leases office equipment on a 36 month operating lease.

The lease requires base monthly lease payments of $2,271 over the lease term to March 31, 2011.

The future minimum annual rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

| Years ending December 31, | Office Facility | Office Equipment | Total |
|---|---|---|---|
| 2011 | $ 55,538 | $ 6,814 | $ 62,352 |
| 2012 | 56,678 | - | 56,678 |
| 2013 | 14,241 | - | 14,241 |
| | $ 126,457 | $ 6,814 | $ 133,271 |

Total rental expense under operating leases with terms in excess of one month was as follows:

| | Years Ending December 31, 2010 | 2009 |
|---|---|---|
| Minimum rentals | $ 81,651 | $ 80,766 |
| Common area charges | 8,546 | 9,127 |
| Totals | $ 90,197 | $ 89,893 |